FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                              17 October 2006


                               File no. 0-17630


                                   China



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: China




 N      E      W      S           R      E      L      E      A      S      E



                                                               17th October 2006





         CRH SIGNS LETTER OF INTENT FOR ACQUISITION OF EQUITY STAKE IN

                            CHINESE CEMENT PRODUCER





CRH plc, the international building materials group, announces the signing of a Letter of Intent to acquire an equity interest in the cement operations of the Jilin Yatai Group. These operations (Yatai Cement) comprise 4 integrated cement plants and one grinding station, with total cement capacity of approximately 9 million tonnes per annum, located in the provinces of Jilin and Heilongjiang in northeast China. The Jilin Yatai Group is listed on the Shanghai Stock Exchange and Yatai Cement is one of the ten largest cement groups in China.



The Letter of Intent provides for the initial purchase by CRH of a 26% equity stake in Yatai Cement with an option to acquire further shares after 3 years up to a maximum of 49%. Completion of the proposed transaction is subject to detailed negotiation and due diligence, and to Chinese government approval. Additional information will be provided in due course.



In a comment, Liam O'Mahony, CRH Chief Executive, said "CRH's proposed equity stake in Yatai Cement when combined with the agreement to acquire the Harbin Sanling Cement Company in Heilongjiang province (announced on 10 October) provides an excellent opportunity for CRH to develop a strong position over time in what we believe are attractive markets in northeast China with good long-term growth prospects".








Contact CRH at Dublin 404 1000 (+353 1 404 1000)
Liam O'Mahony, Chief Executive
Myles Lee, Finance Director







       CRH plc, Belgard Castle , Clondalkin, Dublin 22, Ireland TELEPHONE
                       +353.1.4041000 FAX +353.1.4041007

E-MAIL mail@crh.com WEBSITE www.crh.com Registered Office,42 Fitzwilliam Square,
                             Dublin 2, Ireland


                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date: October 17, 2006



                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director